As filed with the Securities and Exchange Commission on May 5, 2011
Registration No. 333-173574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TENGION, INC.
(Exact name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	20-0214813 (I.R.S. Employer Identification Number)

2900 Potshop Lane, Suite 100
East Norriton, PA 19403
(610) 292-8364
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven Nichtberger, M.D.
Chief Executive Officer
Tengion, Inc.
2900 Potshop Lane, Suite 100, East Norriton, PA 19403
(610) 292-8364
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joseph W. La Barge, Esq. Vice President, General Counsel and Secretary Tengion, Inc. 2900 Potshop Lane, Suite 100 East Norriton, PA 19403 (610) 292-8364	Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street, 51st Floor Philadelphia, PA 19103 (215) 665-8500

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2011

PROSPECTUS

Common Stock

This prospectus relates to the disposition from time to time of up to 21,540,125 shares of our common stock, which includes 10,460,875 shares of our common stock issuable upon the exercise of warrants, which are held by the selling stockholders named in this prospectus. The selling stockholders acquired the common stock and the warrants to purchase common stock from us in a private placement that closed in March 2011 and that is more fully described in the section entitled “Prospectus Summary”. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. We will, however, receive the net proceeds of any warrants exercised for cash.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 29. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is traded on the Nasdaq Global Market under the symbol “TNGN.” On May 4, 2011, the last reported sale price of our common stock was $2.58 per share.

An investment in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties referred to under the heading “Risk Factors” beginning on page 4 of this prospectus and under any similar headings in any amendment or supplement to this prospectus or in any filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2011

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date on the front of this prospectus or the prospectus supplement, as applicable, and that any information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date given in the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to “Tengion,” the “Company,” “we,” “us” and “our” refer to Tengion, Inc.

Tengion® and the Tengion logo® are our registered trademarks and Tengion Neo-Urinary Conduit™, Tengion Neo-Kidney™, Tengion Neo-Kidney Augment™, Tengion Neo-Vessel™, Tengion Neo-Vessel Replacement™, Tengion Neo-Bladder Replacement™, Neo-Bladder Augment™, Tengion Organ Regeneration Platform™ and Organ Regeneration Platform™ are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors”, any prospectus supplement and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Tengion, Inc.

We believe we are the only regenerative medicine company focused on discovering, developing, manufacturing and commercializing a range of neo-organs, which we define as products composed of living cells, with or without synthetic or natural materials, implanted into the body to incorporate, replace or regenerate a damaged tissue or organ.  We currently create these functional neo-organs using a patient’s own cells, or autologous cells, in conjunction with our Organ Regeneration Platform.  We believe our proprietary product candidates harness the intrinsic regenerative pathways of the body to regenerate a range of native-like organs and tissues.  Our neo-organs are designed to avoid the need to substitute other tissues of the body for a purpose to which they are poorly suited.  In addition, our product candidates are intended to eliminate the need for donor organs and the administration of anti-rejection medications.  We produce neo-organs in our scalable manufacturing facilities using efficient and repeatable proprietary processes, and have implanted neo-organs in our clinical trials.  Building on our clinical and preclinical experience, we are initially leveraging our Organ Regeneration Platform to develop our Neo-Urinary Conduit for bladder cancer patients who are in need of a urinary diversion.  We intend to develop our technology to address unmet medical needs in urologic, renal, and other diseases and disorders.

Regenerative medicine is an interdisciplinary field combining expertise in developmental biology, medicine and engineering with the goal of restoring native-like organ and tissue function.  The premise of regenerative medicine is that the body has the intrinsic capacity to heal and regenerate.  Liver tissue, for example, will naturally regenerate following partial resection.  In many situations, however, the appropriate conditions that facilitate the regenerative process in the body may not be present for reasons such as the absence of appropriate gene expression or the presence of an underlying disease process.  Regenerative medicine seeks to provide the necessary stimulus, environment or foundation to promote the body’s innate regenerative capacity.  While the FDA has approved regenerative medicine products for skin applications and repair of selected cartilage defects, we believe that we are the only company using regenerative medicine to harness the body’s ability to regenerate a range of functional, native-like organs and tissues.

Our Organ Regeneration Platform has enabled us to develop our product candidates from proof of concept to first-in-man clinical trials in as short as 24 months.  Our technology has been applied in two Phase II clinical trials for our Neo-Bladder Augment.  Recent advances in our platform technology have enabled us to significantly simplify our process of manufacturing neo-organs, which we believe will allow us to address new and larger market opportunities.  Our lead product candidate, our Neo-Urinary Conduit, is intended to replace the use of bowel tissue in bladder cancer patients requiring a non-continent urinary diversion after bladder removal surgery, or cystectomy.  We are able to manufacture our Neo-Urinary Conduit using a proprietary process that takes four weeks or less and uses only smooth muscle cells derived from a routine fat biopsy.  We are currently conducting a Phase I clinical trial for our Neo-Urinary Conduit in bladder cancer patients.

We were incorporated in Delaware in 2003.  Our corporate headquarters are located at 2900 Potshop Lane, Suite 100, East Norriton, Pennsylvania and our telephone number is (267) 960-4800.

The Offering

Common stock to be offered by the selling stockholders	21,540,125 shares (1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus

Nasdaq Global Market Symbol	TNGN

(1)  Includes 10,460,875 shares of common stock that may be issued upon the exercise of warrants held by the selling stockholders.

The selling stockholders named in this prospectus may offer and sell up to 21,540,125 shares of our common stock, including 10,460,875 shares of our common stock issuable upon the exercise of warrants. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock that have been issued pursuant to the securities purchase agreement in the private placement described below, or that may be issuable upon exercise of the warrants sold in the private placement. When we refer to the selling stockholders in this prospectus, we are referring to the investors in the private placement who are named in this prospectus as the selling stockholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

Private Placement

On March 1, 2011, we entered into a securities purchase agreement with certain investors named in the table in “Selling Stockholders”, pursuant to which we agreed to sell 11,079,250 shares of common stock and warrants to purchase 10,460,875 shares of our common stock. The warrants will be exercisable for a period of five years from the date of their issuance at an exercise price of $2.88 per share.

Pursuant to the securities purchase agreement, we also agreed to file this registration statement with the Securities and Exchange Commission, or SEC, to register for resale the shares issued in the private placement and the shares issuable upon exercise of the warrants. On March 4, 2011, we completed the private placement and received gross proceeds of approximately $31.4 million before deduction of placement agent fees and other transaction expenses.

The issuance of shares of common stock and warrants sold in the private placement were exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of the Securities Act and Regulation D and Regulation S promulgated under the Securities Act thereunder.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should consider carefully the specific risk factors discussed in the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K as filed with the SEC, which is incorporated in this prospectus by reference in their entirety, as well as any amendment or updates to our risk factors reflected in subsequent filings with the SEC, including any prospectus supplement hereto. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

In order to fund our operations, we will need to raise significant amounts of capital.  We may not be able to raise additional capital when necessary or on acceptable terms to us, if at all.

Our future capital requirements will depend on many factors, including:

•
the scope and results of our clinical trials, particularly regarding the number of patients required and the required duration of follow-up for our clinical trials in support of our product candidates;

•
the time, complexity and costs involved in obtaining marketing approvals for our product candidates, which could take longer and be more costly than obtaining approval for a new conventional drug candidate, given the FDA’s limited experience with clinical trials and marketing approval for products derived from a patient’s own cells;

•	the scope and results of our research and preclinical development programs;

•	the costs of operating our research and development facility to support our research and early clinical activities;

•	the costs of validating, certifying and staffing our manufacturing facility to support later-stage clinical trials and also in anticipation of commercialization activities, if any;

•
the costs of maintaining, expanding, protecting and enforcing our intellectual property portfolio, including potential dispute and litigation costs and any associated liabilities and potentially challenging the intellectual property of others;

•	the costs of entering new markets outside the United States; and

•	the level of debt service payments we are obligated to make.

As a result of these factors, among others, we will need to seek additional funding prior to our being able to generate positive cash flow from operations.  We will need to raise additional funds through collaborative arrangements, public or private sales of debt or equity securities, commercial loan facilities, or some combination thereof.  Additional funding may not be available to us on acceptable terms, or at all.  If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish some rights to our technologies or product candidates and we may become dependent on third parties.  If we raise capital through the sale of equity, or securities convertible into equity, dilution to our then-existing stockholders would result.  If we obtain funding through the incurrence of debt, we would likely become subject to covenants restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors.  In addition, servicing the interest and repayment obligations under our current and future borrowings would divert funds that would otherwise be available to support research and development, clinical or commercialization activities.

If we are unable to obtain adequate financing on a timely basis, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and reduce our personnel, any of which could have a material adverse effect on our business, financial condition and results of operations.

Certain provisions of the warrants issued in connection with our March 2011 private placement could lead to a delisting of the Company’s common stock and trigger the right of warrant holders to receive a cash payment, each of which would have a material adverse effect on our liquidity, ability to fund our operations and ability to raise additional capital.

In March 2011, we closed a private placement transaction pursuant to which we sold securities consisting of 11,079,250 shares of common stock and warrants, the PIPE warrants, to purchase 10,460,875 shares of common stock.  The warrant agreement gives each holder the option to receive a cash payment based on a Black-Scholes valuation of the warrant upon a change-in-control or upon a delisting, other than a stockholder approved delisting, from the NASDAQ Global Market, where our common stock is currently traded, or from any other national securities exchange on which our common stock may be traded at the time.

National securities exchanges, including the NASDAQ Global Market, require listed companies to meet certain initial and continued listing requirements in order to have the securities of such listed companies traded on their respective exchanges.  For example, the NASDAQ Global Market requires listed companies to maintain either (i) a minimum aggregate market value of its traded securities of $50 million or (ii) stockholders’ equity of $10 million.  Similarly, the NASDAQ Capital Market requires listed companies to maintain either (i) a minimum aggregate market value of its traded securities of $35 million or (ii) stockholders’ equity of $2.5 million.  Other national securities exchanges have similar requirements.  As of March 31, 2011, the aggregate market value of our common stock was $59.9 million.

The accounting standards for the PIPE warrants require recognition of the aggregate fair value of the PIPE warrants as a liability on our balance sheet and, as a result, the PIPE warrants will materially reduce our stockholders’ equity.

If we are unable to maintain the requisite level of stockholders’ equity or maintain sufficient aggregate market value of the common stock held by our non-affiliates as required by either the NASDAQ Global Market or the NASDAQ Capital Market and we cannot meet the listing requirements of any other national securities exchange, our common stock could cease to be listed on a national securities exchange, which would have a material adverse impact on our stockholders’ ability to buy and sell our common stock and would severely limit our ability to raise additional capital.  Additionally, in the event of such a delisting, the holders of the PIPE warrants could demand that we make a cash payment to them reflecting the Black-Scholes valuation of the warrant at the time of the delisting.  Both a delisting and the resulting cash payment to the holders of our PIPE warrants would have a material adverse effect on our business, financial condition and results of operations.

We have a substantial amount of debt and contractual obligations that expose us to risks that could adversely affect our business, operating results and financial condition.

As of December 31, 2010, we had approximately $8.8 million of outstanding debt, which is secured by liens on substantially all of our assets.  In March 2011, we refinanced the outstanding debt owed to one of our lenders.  Pursuant to the terms of the refinancing, we simultaneously borrowed $5.0 million from the lender and repaid the then outstanding principal amount of $4.5 million.  We are obligated to make interest-only payments through January 2012, followed by 24 monthly payments of principal and interest at an interest rate of 11.75% per annum.  Including the impact of the debt refinancing, we expect that the annual principal and interest payments on our outstanding debt will be approximately $4.8 million, $2.8 million, $2.8 million and $0.2 million in 2011, 2012, 2013 and 2014, respectively.  The level and nature of our indebtedness could, among other things:

•	make it difficult for us to obtain any necessary financing in the future;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants or the liens on our assets which secure our current debt;

•	hinder our ability to raise equity capital because in the event of a liquidation of the business, debt holders receive a priority before equity holders;

•	make us more vulnerable in the event of a downturn in our business; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

Effective March 2011, the lease agreement for our corporate headquarters required us to provide security and restoration deposits totaling $2.2 million to the landlord, an increase from the prior amount of $1.7 million. Until January 2011, we obtained letters of credit from a bank in favor of the landlord to satisfy the obligation.  In January 2011, we deposited $1.0 million with the landlord.  As of March 2011, an outstanding letter of credit is satisfying the remaining obligation of $1.2 million.  The letter of credit is collateralized by an account held at the bank.  If the bank determines the collateral to be insufficient, the bank has the right to demand additional collateral.  If we fail to provide additional collateral, the bank has the right to withdraw the letter of credit.  In that event, the landlord would have the right to require us to deposit cash of up to $1.2 million in an account to satisfy our deposit obligation.

Unless we raise substantial additional capital or generate substantial revenue from a license or strategic partnership involving one of our product candidates, and there can be no assurance that we will be able to do so, we may not be able to:

•	service or repay our debt when it becomes due, in which case our lenders could seek to accelerate payment of all unpaid principal and foreclose on our assets;

•	meet our other contractual obligations which includes the requirement for us to collateralize the $1.2 million letter of credit satisfying our restoration deposit obligation to our landlord; or

•	continue to execute our current business and product development plans.

Any such event would have a material adverse effect on our business, operating results and financial condition.

We have a history of net losses and may not achieve or sustain profitability.

We have incurred losses in each year since our inception and expect to experience losses for the foreseeable future.  As of December 31, 2010, we had an accumulated deficit of $211.2 million.  We had net losses of $42.4 million, $29.8 million and $25.6 million in the years ended December 31, 2008, 2009 and 2010, respectively.  These losses resulted principally from costs incurred in our clinical trials, research and development programs, construction of our research laboratories and commercial manufacturing facility, and from our general and administrative expenses.  These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, total assets and working capital.

We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to further develop our product candidates, technology and manufacturing capabilities.  Our expenses are expected to relate to the following:

•	continuing research and development efforts, including commencing preclinical GLP studies, relating to our Neo-Kidney Augment;

•	conducting our Phase I clinical trial for our Neo-Urinary Conduit for patients with bladder cancer who require removal of their bladder;

•	advancing our Neo-Bladder Replacement for bladder cancer patients requiring removal of their bladder and desiring a continent urinary diversion;

•	conducting long-term clinical trial follow-up of our Neo-Bladder Augment;

•	researching and developing our Neo-GI Augment, Neo-Vessel Replacement and other product candidates;

•	maintaining, expanding, protecting and enforcing our intellectual property portfolio and assets and potentially challenging the intellectual property of others;

•	validating, certifying and staffing our commercial manufacturing facility if and when our product candidates advance into later-stage clinical trials;

•	expanding our manufacturing capabilities to support commercialization of our current and future product candidates; and

•	servicing and repaying indebtedness.

The extent of our future operating losses is highly uncertain, and we may never achieve or sustain profitability.  If we are unable to achieve and then maintain profitability, the market value of our common stock will decline.

If we do not successfully develop our product candidates and obtain the necessary marketing approvals to commercialize them, we will not generate sufficient revenues to continue our business operations.

In order to obtain marketing approval of our product candidates so that we can generate revenues once they are commercialized, we must conduct extensive preclinical studies and clinical trials to demonstrate that our product candidates are safe and effective and obtain and maintain approval of our manufacturing facilities.  Our early stage product candidates, including our Neo-Urinary Conduit, for which we have commenced a Phase I clinical trial, may fail to perform as we expect.  Moreover, our Neo-Urinary Conduit and our other product candidates may ultimately fail to demonstrate the necessary safety and efficacy for marketing approval.  Even if results from preclinical studies and early phase clinical trials are positive, there can be no assurances that later stage studies or trials will be successful.  We will need to conduct additional research and development, and devote significant additional financial resources and personnel to develop commercially viable products and obtain the necessary marketing approvals, and if we fail to do so successfully, we may cease operations altogether.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a development-stage company.  We commenced operations in July 2003.  Our operations to date have been limited to organizing and staffing our company, acquiring and developing our technology, and undertaking preclinical studies and clinical trials of our product candidates.  We have not demonstrated an ability to successfully complete large-scale clinical trials, obtain marketing approvals for product registration, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.  As a result, we have a limited operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays, and other known or unknown factors.  If we are successful in obtaining marketing approval for any of our product candidates, we will need to transition from a company with a research focus to a company capable of supporting commercial activities.  We may not be successful in such a transition.

If we fail to properly manage our growth, our business could be adversely affected.

We have substantially increased the scale of our operations since our inception in 2003.  We anticipate further increasing the scale of our operations as we develop our product candidates.  If we are unable to manage our growth effectively, our operations and financial condition could be adversely affected.  The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures.  Furthermore, we may have to make investments in and hire and train additional personnel for our operations and manufacturing, which would result in additional burdens on our systems and resources and require additional capital expenditures.

Risks Related to the Development of Our Product Candidates

Our clinical trials may not be successful.

We will only obtain marketing approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA or the applicable non-United States regulatory authority, in clinical trials, that the product candidate is safe and effective, and otherwise meets the appropriate standards required for approval for a particular indication.  Clinical trials are lengthy, complex and extremely expensive processes with uncertain results.  A failure of one or more of our clinical trials may occur at any stage of testing.

We are currently conducting a Phase I open-label, single-arm study of our Neo-Urinary Conduit in patients who are undergoing bladder removal due to bladder cancer.  We have designed this trial to assess the safety and preliminary efficacy of the Neo-Urinary Conduit.  This trial is also intended to allow our clinical investigators to optimize and, as necessary, modify the surgical implantation technique and post-operative care based on the experience gained by prior patients enrolled.  As we have limited experience with this product candidate in humans, we may have difficulty optimizing the surgical implantation of the Neo-Urinary Conduit.  There can be no assurance that, as part of our Phase I clinical trial, patients will not experience serious adverse events related to our Neo-Urinary Conduit.  Additionally, we may determine, based upon this trial, that our Neo-Urinary Conduit demonstrates limited safety and/or efficacy.

We are currently in the long-term follow-up phase of two Phase II clinical trials for our Neo-Bladder Augment, involving ten pediatric and six adult patients.  During these trials we have seen certain serious adverse events and limited efficacy data beyond the one-year primary endpoint.  Specifically, three patients experienced perforation of the bladder that at the time of the occurrence was deemed by the respective clinical investigator to be clinically significant and probably related to our product candidate or implantation procedure.  Perforation of the bladder is a known complication in patients undergoing enterocystoplasty, the current standard of care for these patients.  A bladder perforation results in urine leakage through the bladder wall.  We believe the underlying cause of these bladder perforations varied from patient to patient, and may be related to complications that can occur in this patient population including abscesses, bacterial infections, small bowel obstructions or invasive urologic procedures.  As a result of these serious adverse events, the FDA placed our IND related to these clinical trials on hold.  We submitted a complete response in June 2009 and the FDA released the clinical hold in July 2009 with no recommended changes to our protocol, product candidate or implantation procedure.  In addition to these serious adverse events, we have seen limited efficacy of our Neo-Bladder Augment in patients.  As of the 36-month clinical follow-up of our pediatric patients, three of the ten patients continue to demonstrate sustained clinical benefit from our product candidate.  With respect to adult patients, as of the 24-month clinical follow-up, three of the six patients continue to demonstrate sustained clinical benefit from our product candidate.

We may find it difficult to enroll patients in our clinical trials.

Our initial product candidates are designed to treat diseases that affect relatively few patients.  This could make it difficult for us to enroll the number of patients that may be required for the clinical trials we would be required to conduct in order to obtain marketing approval for our product candidates.

In addition, we may have difficulty finding eligible patients to participate in our clinical trials because our trials may include stringent enrollment criteria.  For example, a patient may require a concomitant surgical procedure that would prevent them from receiving our product candidates, may be using alternative therapies, or the extent of a patient’s overall medical condition may render such patient ineligible to participate in our trials.  Our Neo-Urinary Conduit has limited experience in humans and patients may not want to enroll in a trial where they are one of the first patients to receive this product candidate.  Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether.

Our product development programs are based on novel technologies and are inherently risky.

We are subject to the risks of failure inherent in the development of products based on new technologies.  The novel nature of our Organ Regeneration Platform creates significant challenges with respect to product development and optimization, manufacturing, government regulation and approval, third-party reimbursement and market acceptance.  For example, the FDA has relatively limited experience with the development and regulation of autologous neo-organs and, therefore, the pathway to marketing approval for our product candidates may accordingly be more complex, lengthy and uncertain than for a more conventional new drug candidate.  The FDA may not approve our product candidates or may approve them with certain restrictions that may limit our ability to market our product candidates, and our product candidates may not be successfully commercialized, if at all.

We have limited experience in conducting and managing the preclinical development activities and clinical trials necessary to obtain marketing approvals necessary for marketing our product candidates, including approval by the FDA.

Our efforts to develop all of our product candidates are at an early stage.  We may be unable to progress our product candidates that are undergoing preclinical testing into clinical trials.  Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and favorable initial results from a clinical trial do not necessarily predict final results.  The indications of use for which we are pursuing development may have clinical effectiveness endpoints that have not previously been reviewed or validated by the FDA, which may complicate or delay our effort to ultimately obtain FDA approval.  We cannot guarantee that our clinical trials will ultimately be successful.

We have not obtained marketing approval or commercialized any of our product candidates.  We may not successfully design or implement clinical trials required for marketing approval to market our product candidates.  We might not be able to demonstrate that our product candidates meet the appropriate standards for marketing approval, particularly as our technology may be the first of its kind to be reviewed by the FDA.  If we are not successful in conducting and managing our preclinical development activities or clinical trials or obtaining marketing approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business.

If we are not able to retain qualified management and scientific personnel, we may fail to develop our technologies and product candidates.

Our future success depends to a significant extent on the skills, experience and efforts of the principal members of our scientific and management personnel.  These members include Steven Nichtberger, MD, our President and Chief Executive Officer, and Timothy Bertram, DVM, PhD, our Executive Vice President, Science and Technology and Chief Scientific Officer.  The loss of either or both of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.  Competition for personnel is intense.  We may find it difficult to retain qualified management and scientific personnel.  For example, two of our executive officers voluntarily left our company in 2009 to pursue other opportunities.  We may be unable to retain our current personnel or attract or integrate other qualified management and scientific personnel in the future.

We rely on third parties to conduct certain preclinical development activities and our clinical trials, and those third parties may not perform satisfactorily.

We do not conduct in our facilities certain preclinical development activities of our product candidates, such as preclinical studies in animals, nor do we conduct clinical trials for our product candidates ourselves.  We rely on, or work in conjunction with, third parties, such as contract research organizations, medical institutions and clinical investigators, to perform these functions.  Our reliance on these third parties for preclinical and clinical development studies reduces our control over these activities.  We are responsible for ensuring that each of our preclinical development activities and our clinical trials is conducted in accordance with the applicable U.S. federal and state laws and foreign regulations, general investigational plan and protocols.  However, other than our contracts with these third parties, we have no direct control over these researchers or contractors, as they are not our employees.  Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, or GCP, for conducting, recording and reporting the results of our clinical trials to assure that data and reported results are credible and accurate and that the rights, safety and confidentiality of trial participants are protected.  Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements.  Furthermore, these third parties also may have relationships with other entities, some of which may be our competitors.  If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our preclinical development activities or our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.  These third parties may be warned, suspended or otherwise sanctioned by the FDA or other government or regulatory authorities for failing to meet the applicable requirements imposed on such third parties.  As a result, the third parties may not be able to fulfill their contractual obligations, and the results obtained from the preclinical and clinical research using their services may not be accepted by the FDA to support the marketing approval of our product candidates.  If the third parties or their employees become debarred by the FDA, we cannot use the research data derived from their services to support the marketing approval of our product candidates.  Finally, these third parties may be bought by other entities, change their business plans or strategies or they may go out of business, thereby preventing them from meeting their contractual obligations to us.

We may not be able to secure and maintain relationships with research institutions and clinical investigators that are capable of conducting and have access to necessary patient populations for the conduct our clinical trials.

We rely on research institutions and clinical investigators to conduct our clinical trials.  Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects.  If we are unable to reach agreement with suitable research institutions and clinical investigators on acceptable terms, or if any resulting agreement is terminated because, for example, the research institution and/or clinical investigators lose their licenses or permits necessary to conduct our clinical trials, we may be unable to quickly replace the research institution and/or clinical investigator with another qualified research institution and/or clinical investigator on acceptable terms.  We may not be able to secure and maintain agreement with suitable research institutions to conduct our clinical trials.

Compliance with governmental regulations regarding the treatment of animals used in research could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research.  Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably relating to personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions.  Third parties with whom we contract are subject to registration, inspections and reporting requirements.  Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals.  If we or any of our contractors fail to comply with regulations concerning the treatment of animals used in research, we may be subject to fines and penalties and adverse publicity, and our operations could be adversely affected.

Public perception of ethical and social issues may limit or discourage the type of research we conduct.

Our clinical trials involve people, and we and third parties with whom we contract also do research involving animals.  Governmental authorities could, for public health or other purposes, limit the use of human or animal research or prohibit the practice of our technology.  Public attitudes may be influenced by claims that our technology or that regenerative medicine generally is unsafe for use in research or is unethical and akin to cloning.  In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage and subsequently delay our research.  Ethical and other concerns about our methods, particularly our use of human subjects in clinical trials or the use of animal testing, could adversely affect our market acceptance.

Risks Related to the Manufacturing of Our Product Candidates

We have only limited experience manufacturing our product candidates.  We may not be able to manufacture our product candidates in quantities sufficient for our clinical trials and/or any commercial launch of our product candidates.

We may encounter difficulties in the production of our product candidates.  Construction of neo-organs from autologous live human cells involves strict adherence to complex manufacturing and storage protocols and procedures.  Early stage clinical manufacturing is conducted in our pilot facility and, while we have supported clinical manufacturing from this location, future difficulties may arise which limit our production capability and delay progress in our clinical trials.  We have built a commercial-scale manufacturing facility, which is based on our pilot manufacturing facility and processes used in that facility, which we believe will support late phase clinical trials and the initial commercial launch of our product candidates.  As a result of our business decision to focus our resources on our Neo-Urinary Conduit, activities that were under way to prepare this facility to commence manufacturing operations were temporarily halted in March 2009 and we are currently maintaining the facility in a condition that will enable us to complete these activities and commence manufacturing operations.  We expect completion of these activities, including recertification and hiring additional staff, will cost approximately $2.0 million.  Any unexpected difficulty in completing these activities would increase cost or delay late-stage clinical or commercial manufacturing.

We may encounter technical or logistical difficulties as we seek to commence, and subsequently increase, production at our commercial-scale manufacturing facility.  These difficulties could increase our costs or cause delays in the production of our product candidates necessary for any Phase III clinical trial and/or any anticipated commercial launch of our product candidates, any of which could damage our reputation and harm our business.  Moreover, we have limited experience in manufacturing our product candidates for human patients and we are not aware of any party that manufactures products similar to ours.  As a result, if we are not able to successfully manufacture our product candidates, we may be unable to utilize the manufacturing services of a third-party manufacturer.

The current manufacture of our product candidates involves the use of regulated animal tissues, and future product candidates may also use animal-sourced materials.

We currently utilize several bovine-derived products, such as growth media, in the manufacture of our Neo-Urinary Conduit and Neo-Bladder Augment.  Bovine-sourced materials are strictly regulated in the United States and other jurisdictions due to their capacity to transmit the prior disease Bovine Spongiform Encephalopathy, or BSE, which manifests itself in humans as Creutzfeldt-Jakob Disease.  Although we obtain our supply of bovine-based materials from closed herds in jurisdictions that are not currently known to carry BSE, there can be no assurance that these herds will remain BSE-free or that a future outbreak or presence of other unintended and potentially hazardous agents would not adversely affect our product candidates or patients that may receive them.  Further, our future product candidates may involve the use of bovine-sourced or other animal-based materials, which could increase the risk of transmission of other diseases carried by such animals.

If a natural or man-made disaster strikes our manufacturing facility, we would be unable to manufacture our product candidates for a substantial amount of time, which would harm our business.

Our manufacturing facility and manufacturing equipment would be difficult to replace and could require substantial replacement lead-time and additional funds if we lost use of either the facility or equipment.  Our facility may be affected by natural disasters, such as floods.  We do not currently have commercial-scale back-up capacity, so in the event our facility or equipment was affected by man-made or natural disasters, we would be unable to manufacture any of our product candidates until such time as our facility could be repaired or rebuilt.  Although, currently we maintain global property insurance with property limits of $27.1 million and business interruption insurance coverage of $5.4 million for damage to our property and the disruption of our business from fire and other casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our business involves the use of hazardous materials that could expose us to environmental and other liability.

Our research and development processes and our operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials.  We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products.  Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated.  In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance.  Moreover, we may not be able to maintain insurance to cover these risks on acceptable terms, or at all.  We could also be required to incur significant costs to comply with current or future laws and regulations relating to hazardous materials.  We currently maintain insurance coverage that is consistent with similar companies in our stage of development.  In addition to global property insurance, we maintain general liability insurance coverage of $2.0 million with an excess liability insurance of $4.0 million, and workers’ compensation coverage of $0.5 million per incident.  Such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Risks Related to Marketing Approval and Other Government Regulations

We cannot market and sell our product candidates in the United States or in other countries if we fail to obtain the necessary marketing approvals or licensure.

We cannot sell our product candidates until regulatory agencies grant marketing approval, or licensure.  The process of obtaining such marketing approval is lengthy, expensive and uncertain.  It is likely to take many years to obtain the required marketing approvals for our product candidates or we may never gain the necessary approvals.  Any difficulties that we encounter in obtaining marketing approval may have a substantial adverse impact on our operations and cause our stock price to decline significantly.  Any adverse events in our clinical trials for one of our product candidates could negatively impact the clinical trials and approval process for our other product candidates.

To obtain marketing approvals in the United States for our product candidates, we must, among other requirements, complete carefully controlled and well-designed clinical trials sufficient to demonstrate to the FDA that the product candidate is safe and effective for each indication for which we seek approval.  Several factors could prevent completion or cause significant delay of these trials, including an inability to enroll the required number of patients or failure to obtain FDA approval to commence a clinical trial.  Negative or inconclusive results from, or adverse events during, a preclinical safety study or clinical trial could cause the preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful.  The FDA can place a clinical trial on hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury.  If safety concerns develop, we, an Institutional Review Board, or IRB, or the FDA could stop our trials before completion.  The populations for which we are developing our product candidates may have other medical complications that would affect their experience in our trials and would affect their experience with our product candidates, if approved.  A serious adverse event is an event that results in significant medical consequences, such as hospitalization or prolonged hospitalization, disability or death, and if unexpected must be reported to the FDA.  We cannot guarantee that other safety concerns regarding our product candidates will not develop.  For example, in February 2009, the FDA placed our IND for our Neo-Bladder Augment on clinical hold following certain serious adverse events that occurred with respect to patients in our Phase II clinical trials.  We submitted a complete response in June 2009 and the FDA released the clinical hold in July 2009, with no recommended changes to our protocol, product candidate or implantation procedure.

The pathway to marketing approval for our product candidates may be more complex and lengthy than for approval of a conventional new drug or biologic.  Similarly, to obtain approval to market our product candidates outside of the United States, we will need to submit clinical data concerning our product candidates and receive marketing approval from governmental agencies, which in certain countries includes approval of the price we intend to charge for our product.  We may encounter delays or rejections if changes occur in regulatory agency policies, or if reports from preclinical and clinical testing on similar technology or products raise safety and/or efficacy concerns, during the period in which we develop a product candidate or during the period required for review of any application for marketing approval.  If we are not able to obtain marketing approvals for use of our product candidates under development, we will not be able to commercialize such products and, therefore, may not be able to generate sufficient revenues to support our business.

The FDA may impose requirements on our clinical trials that are difficult to comply with, which could harm our business.

The requirements the FDA may impose on clinical trials for our product candidates are uncertain.  As a result, we cannot guarantee that we will be able to comply with such requirements.  For example, the FDA may require endpoints in our late-stage clinical trials that are different from or in addition to the endpoints in our early-stage clinical trials or the endpoints which we may propose.  The endpoints or other study elements, including sample size, the FDA requires may make it less likely that our Phase III clinical trials are successful or may delay completion of the trials.  If we are unable to comply with the FDA’s requirements, we will not be able to get approval for our product candidates and our business will suffer.

If we are not able to conduct our clinical trials properly and on schedule, marketing approval by the FDA and other regulatory authorities may be delayed or denied.

Our clinical trials may be delayed or terminated for many reasons, including, but not limited to, if:

•	the FDA does not grant permission to proceed or places the trial on clinical hold;

•	subjects do not enroll or remain in our trials at the rate we expect;

•	we fail to manufacture necessary amounts of product candidate;

•
either of our manufacturing facilities is ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of current Good Manufacturing Practice, or cGMP, or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	subjects choose an alternative treatment for the indications for which we are developing our product candidates, or participate in competing clinical trials;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	reports from preclinical or clinical testing on similar technologies and products raise safety and/or efficacy concerns;

•
third-party clinical investigators lose their license or permits necessary to perform our clinical trials, do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•
inspections of clinical trial sites by the FDA or IRBs find regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our marketing applications;

•
third-party contractors become debarred or suspended or otherwise penalized by FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or any of the data produced by such contractors in support of our marketing applications; or

•	one or more IRBs refuses to approve, suspends or terminates the trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of the trial.

If we are unable to conduct our clinical trials properly and on schedule, the FDA may delay or deny marketing approval.

Final marketing approval of our product candidates by the FDA or other regulatory authorities for commercial use may be delayed, limited, or denied, any of which would adversely affect our ability to generate operating revenues.

Any of the following factors, if one or more were to occur, could cause final marketing approval for our product candidates to be delayed, limited or denied:

•	our product candidates could fail to demonstrate safety and efficacy in preclinical or clinical testing;

•	the manufacturing processes for our product candidates could fail to consistently demonstrate their safety and purity;

•	the FDA could disagree with the clinical endpoints we propose for our clinical trials and refuse to allow us to conduct clinical trials utilizing clinical endpoints we believe are appropriate;

•	it could take many years to complete the testing of our product candidates, and failure can occur at any stage of the process;

•	negative results or adverse side effects during a clinical trial could cause us to delay or terminate development efforts for a product candidate;

•	the FDA could seek the advice of an Advisory Committee of physician and patient representatives that may view the risks of our product candidates as outweighing the benefits;

•	the FDA could require us to expand the size and scope of the clinical trials; or

•	the FDA could impose post-marketing restrictions.

Our development costs will increase if we have material delays in our clinical trials, or if we are required to modify, suspend, terminate or repeat a clinical trial.  If marketing approval for our product candidates is delayed, limited or denied, our ability to market products, and our ability to generate product sales, would be adversely affected.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities, including through periodic inspections.  These requirements include, but are not limited to, submissions of safety and other post-marketing information and reports, registration requirements, cGMP and Quality System Regulation, or QSR, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.  Even if marketing approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly and time consuming post-marketing testing and surveillance to monitor the safety or efficacy of the product.  Discovery after approval of previously unknown problems with our product candidates or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such products’ manufacturers or manufacturing processes;

•	restrictions on the marketing or distribution of a product, including refusals to permit the import or export of products;

•	warning letters or untitled letters;

•	warning labels on the products;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	suspension of any ongoing clinical trials;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

In addition, if any of our product candidates are approved, our product labeling, advertising and promotion would be subject to regulatory requirements and continuing regulatory review.  The FDA strictly regulates the promotional claims that may be made about prescription products.  In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling.  The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions.

Current or future legislation may make it more difficult and costly for us to obtain marketing approval of our product candidates.

In 2007, the Food and Drug Administration Amendments Act of 2007, or the FDAAA, became law.  This legislation grants significant new powers to the FDA, many of which are aimed at assuring the safety of drugs and biologics after approval.  For example, FDAAA granted the FDA new authority to impose post-approval clinical study requirements, require safety-related changes to product labeling and require the adoption of risk management plans, referred to as risk evaluation and mitigation strategies, or REMS.  The REMS may include requirements for special labeling or medication guides for patients, special communication plans to health care professionals, and restrictions on distribution and use.  Pursuant to FDAAA, if the FDA makes the requisite findings, it might require that a new product be used only by physicians with specified specialized training, only in specified designated health care settings, or only in conjunction with special patient testing and monitoring.  The legislation also included requirements for disclosing clinical study results to the public through a clinical study registry, and renewed requirements for conducting clinical studies to generate information on the use of products in pediatric patients.  Under the FDAAA, companies that violate the new law are subject to substantial civil monetary penalties.  The requirements and changes imposed by the FDAAA may make it more difficult, and more costly, to obtain and maintain approval of new biological products.

In addition, the FDA’s regulations, policies or guidance may change and new or additional statutes or government regulations may be enacted that could prevent or delay marketing approval of our product candidates or further restrict or regulate post-approval activities.  For example, proposals have been made to further expand post-approval requirements and restrict sales and promotional activities.  It is impossible to predict whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes or the marketing approvals of our product candidates, if any, may be.

Risks Related to the Commercialization of Our Product Candidates

If we fail to educate and train physicians as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our product candidates, our sales will not grow.

Acceptance of our product candidates depends, in large part, on our ability to train physicians in the proper implantation of our neo-organs, which will require significant expenditure of our resources.  Convincing physicians to dedicate the time and energy necessary to properly train to use new products and techniques is challenging, and we may not be successful in these efforts.  If physicians are not properly trained, they may ineffectively implant our product candidates.  Such misuse or ineffective implantation may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us.  Accordingly, even if our product candidates are superior to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our product candidates.  If we fail to do so, our sales will not grow and our business, financial condition and results of operations will be adversely affected.  We may not have adequate resources to effectively educate the medical community and/or our efforts may not be successful due to physician resistance or perceptions regarding our product candidates.

We face uncertainty related to pricing, reimbursement and health care reform, which could reduce our revenue.

Sales of our product candidates, if approved for commercialization, will depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations.  If our product candidates are approved for commercialization, pricing and reimbursement may be uncertain.  Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care.  Further federal and state proposals and health care reforms are likely which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity.  There may be future changes that result in reductions in current coverage and reimbursement levels for our products, if commercialized, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations.

Adoption of our product candidates by the medical community may be limited if doctors and hospitals do not receive full reimbursement for our products, if commercialized.  Cost control initiatives may decrease coverage and payment levels for our product candidates and, in turn, the price that we will be able to charge for any product.  We are impacted by efforts by public and private third-party payors to control costs.  We are unable to predict all changes to the coverage or reimbursement methodologies that will be applied by private or government payors to our product candidates.  Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using our products, if commercialized, could harm our business and reduce our revenue.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

The U.S. Congress recently adopted legislation regarding health insurance, which has been signed into law.  As a result of this new legislation, substantial changes could be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage.  Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices.  These structural changes could entail modifications to the existing system of private payors and government programs, such as Medicare, Medicaid and State Children’s Health Insurance Program, creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes.  Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs, biopharmaceuticals, medical devices, or our product candidates.  If reimbursement for our approved product candidates, if any, is substantially less that we expect in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the U.S. federal government, which may force significant changes to the healthcare system in the United States.  Much of the funding for expanded healthcare coverage may be sought through cost savings.  While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care.  Cost of care could be reduced by decreasing the level of reimbursement for medical services or products, or by restricting coverage and, thereby, utilization of medical services or products.  In either case, a reduction in the utilization of, or reimbursement for, any product for which we receive marketing approval in the future could have a materially adverse impact on our financial performance.

There is substantial uncertainty regarding the exact meaning and interpretation of the provisions of healthcare reform that have been enacted.  This uncertainty limits our ability to forecast changes that may occur in the future and to manage our business accordingly.

We may face competition from companies and institutions that may develop products that make ours less attractive or obsolete through both new technologies that may be similar to ours, or more traditional pharmaceutical or medical device treatments.

Many of our competitors have greater resources or capabilities than we have, or may already have or succeed in developing better products or in developing products more quickly than we do, and we may not compete successfully with them.

The medical device, pharmaceutical and biotechnology industries are highly competitive.  We compete for funding.  If our product candidates become available for commercial sale, we will compete in the marketplace.  For funding, we compete primarily with other companies which, like us, are focused on discovering and developing novel products or therapies for the treatment of human disease based on regenerative medicine technologies or other novel scientific principles.  In the marketplace, we may eventually compete with other companies and organizations that are marketing or developing therapies for our targeted disease indications, based on traditional pharmaceutical, medical device or other, non-cellular therapies and technologies.

We also face competition in the cell therapy field from academic institutions and governmental agencies.  Many of our current and potential competitors have greater financial and human resources than we have, including more experience in research and development and more established sales, marketing and distribution capabilities.

We anticipate that competition in our industry will increase.  In addition, the health care industry is characterized by rapid technological change, resulting in new product introductions and other technological advancements.  Our competitors may develop and market products that render our current product or any future product non-competitive or otherwise obsolete.

The use of our product candidates in human subjects may expose us to product liability claims, and we may not be able to obtain adequate insurance.

We face an inherent risk of product liability claims.  Our clinical-stage product candidates are in early development and have not been used over an extended period of time in a large number of patients and, therefore, our long-term safety and efficacy data are limited.  Patients have experienced in the past and may experience in the future serious adverse events.  Our current product liability coverage is $5.0 million per occurrence and in the aggregate.  We will need to increase our insurance coverage if and when we begin commercializing any of our product candidates.  We may not be able to obtain or maintain product liability insurance on acceptable terms with adequate coverage.  If claims against us substantially exceed our coverage, then our business could be adversely impacted.  Regardless of whether we are ultimately successful in any product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources and could result in among others:

•	significant awards against us;

•	substantial litigation costs;

•	injury to our reputation and the reputation of our product candidates;

•	withdrawal of clinical trial participants; and

•	adverse regulatory action.

Any of these results would substantially harm our business.

We have never marketed a product before, and if we are unable to establish an effective focused sales force and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We intend to explore building the necessary marketing and sales infrastructure to market and sell our current product candidates, if they receive marketing approval.  We currently do not have internal sales, distribution and marketing capabilities.  The development of a sales and marketing infrastructure for our domestic operations will require substantial resources, will be expensive and time consuming and could negatively impact our commercialization efforts, including delay of any product launch.  These costs may be incurred in advance of any approval of our product candidates.  In addition, we may not be able to hire a focused sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target, including surgery.  If we are unable to establish our focused sales force and marketing capability for our product candidates, we may not be able to generate any product revenue, may generate increased expenses and may never become profitable.

If we are unable to establish development or marketing collaborations with third parties, we may not be able to develop, commercialize or distribute our products successfully.

We may need to establish development or marketing collaborations with third parties in order to complete development of our product candidates or for the commercialization or distribution of our product candidates.  We expect to face competition in our efforts to identify appropriate collaborators or partners to help develop or commercialize our product candidates in our target commercial areas.  If we are unable to establish adequate collaborations, our ability to develop or market our product candidates could be adversely affected.  Further, to the extent third parties with whom we collaborate fail to perform, our ability to achieve our development or marketing goals may be adversely affected, and our business could suffer.

Risks Related to Intellectual Property

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products.  The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal, technical, scientific and factual questions.  We may not be able to obtain additional issued patents relating to our technology or products.  Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, or determined not to cover our product candidates or our competitors’ products, which could limit our ability to stop competitors from marketing identical or similar products or reduce the term of patent protection we may have for our product candidates.  Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.  The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•
any patents issued to us or our licensors will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be successfully challenged by third parties;

•	we will continue developing additional proprietary technologies that are patentable;

•	we will file patent applications for new proprietary technologies promptly or at all;

•	our patents will not expire prior to or shortly after commencing commercialization of a product;

•	our licensors will enforce the rights of the patents we license; or

•	the patents of others will not have a negative effect on our ability to do business.

In addition, we cannot guarantee that any of our pending patent applications will result in issued patents.  If patents are not issued in respect of our pending patent applications, we may not be able to stop competitors from marketing products similar to ours.

Our patents also may not afford us protection against competitors with identical or similar technology.

Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind the actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.  If a third party has also filed a United States patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the United States Patent and Trademark Office to determine priority of invention in the United States.  The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our United States patent position.  If a third party believes we or our licensor were not entitled to the grant of one or more patents, such third party may challenge such patents in an interference or re-examination proceeding in the United States, or opposition or similar proceeding in another country.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to license agreements with Children’s Hospital Boston and Wake Forest University Health Sciences pursuant to which we license the key intellectual property relating to our product candidates.  We may enter into additional licenses in the future.  Our existing licenses impose, and we expect that future licenses will impose, various diligence, milestone payment, royalty, insurance and other obligations on us.  If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we are unable to protect the confidentiality of our proprietary information, trade secrets and know-how, the value of our technology and product candidates could be adversely affected.

Our proprietary information, trade secrets and know-how are important components of our intellectual property, particularly in connection with the manufacturing of our product candidates.  We seek to protect our proprietary information, trade secrets, know-how and confidential information, in part, by confidentiality agreements with our employees, corporate partners, outside scientific collaborators, sponsored researchers, consultants and other advisors.  We also have confidentiality and invention or patent assignment agreements with our employees and our consultants.  If our employees or consultants breach these agreements, we may not have adequate remedies for any of these breaches.  In addition, our proprietary information, trade secrets and know-how may otherwise become known to or be independently developed by others.  Enforcing a claim that a party illegally obtained and is using our proprietary information, trade secrets and know-how is difficult, expensive and time consuming, and the outcome is unpredictable.  In addition, courts outside the United States may be less willing to protect trade secrets.  Costly and time consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary information, trade secrets and know-how, and failure to obtain or maintain protection of proprietary information, trade secret and know-how could adversely affect our competitive business position.

If we infringe or are alleged to infringe the intellectual property rights of third parties, our business could suffer.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently issue and to which we do not hold a license or other rights.  Third parties may own or control these patents or patent applications in the United States and abroad.  These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages.  Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.  No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our product candidates, technology or methods.

In order to avoid or settle potential claims with respect to any of the patent rights described above or any other patent rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both.  These licenses may not be available on acceptable terms, or at all.  Even if we or our future collaborators were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property.  Ultimately, we could be prevented from commercializing one or more product candidates, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.  This could harm our business significantly.

Others may sue us for infringing their patent or other intellectual property rights or file nullity, opposition, re-examination or interference proceedings against our patents, even if such claims or proceedings are without merit, which would similarly harm our business.  Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony.  Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries.  In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our product candidates and technology.  Even if we prevail, the cost to us of any patent litigation or other proceeding could be substantial.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.  In addition, any uncertainties resulting from any litigation could significantly limit our ability to continue our operations.  Patent litigation and other proceedings may also absorb significant management time.  Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors.  We try to ensure that our employees do not use the proprietary information, trade secrets or know-how of others in their work for us.  However, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets, know-how or other proprietary information of any such employee’s former employer.  Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management.  If we fail to defend any such claims, in addition to paying monetary damages, we may jeopardize valuable intellectual property rights, disclose confidential information or lose personnel.

Risks Related to our Common Stock

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

The trading price of our common stock has fluctuated significantly since our IPO and our stock price is likely to continue to be volatile.  The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  The market price for our common stock may be influenced by many factors, including:

•	setbacks or difficulties associated with our clinical trials;

•	our ability to enroll patients in our clinical trials;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts’ reports or recommendations;

•	sales of substantial amounts of our stock by existing stockholders;

•	sales of our stock by insiders and 5% stockholders;

•	general economic, industry and market conditions;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us;

•	expiration or termination of our relationships with our collaborators; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies’ stock.  Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The future sale of our common stock could negatively affect our stock price.

If our existing stockholders sell a large number of shares of common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly.  These stockholders may sell their shares of our common stock starting at various times.  In connection with our recently consummated private placement, we have agreed to register 11,079,250 shares of common stock as well as an additional 10,460,875 shares of common stock underlying the warrants issued in such financing.  In addition, we have registered 2,359,634 shares of common stock that are reserved for issuance under our equity compensation plans.  These shares can be freely sold in the public market upon issuance, subject to lock-up agreements and restrictions on our affiliates.

Concentration of ownership of our common stock among our existing executive officers and directors may prevent new investors from influencing significant corporate decisions.

As of March 15, 2011, our executive officers, directors and their affiliates own, in the aggregate, approximately 36.6% of the 23,471,249 shares of our outstanding common stock.  Funds affiliated with directors own warrants to purchase an aggregate of 4,328,625 shares of common stock upon exercising their warrants at an exercise price of $2.88 per share.  In addition, our executive officers and directors hold options to purchase 782,866 shares of common stock upon exercising their options at a weighted-average exercise price of $2.37 per share.  These persons, if acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions.  The interests of this group of stockholders may not coincide with our interests or the interests of other stockholders.

We will need to raise additional capital to fund our operations, which may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaboration, strategic and licensing arrangements.  To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder.  In addition, the warrants we issued in connection with our March 2011 private placement transaction provide that the exercise price of such warrants would be adjusted downward in the event we subsequently issue stock at a price per share less than the current exercise price per share of the warrants.  Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends.  If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that are not favorable to us.

Certain provisions of the warrants issued in connection with our March 2011 private placement provide for preferential treatment to the holders of the warrant and could impede a sale of the Company.

In March 2011, we closed a private placement transaction pursuant to which we sold securities consisting of 11,079,250 shares of common stock and warrants to purchase 10,460,875 shares of common stock.  The warrant agreement gives each holder the option to receive a cash payment based on a Black-Scholes valuation of the warrant upon a change in control of the Company or upon the Company’s failure to be listed on any of the New York Stock Exchange, the NYSE Alternext (formerly the American Stock Exchange), the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or any other national securities exchange, which failure to be listed is not the result of a transaction approved by the Company’s stockholders (a Delisting).  The warrant agreement, which specifies the method of calculating the Black-Scholes value, includes the requirement to calculate the Black-Scholes value using a minimum volatility of 100%.  Holders of the Company’s common stock, or holders of other warrants, do not have the right to receive a cash payment upon a Delisting.  Further, other current warrant holders do not have the right to receive a cash payment in every change in control transaction.  The cash payment could be greater than the consideration that the Company’s other equity holders would receive in a change in control transaction.  This provision of the warrant agreement could make a change in control transaction more expensive for a potential acquirer and could negatively impact the Company’s ability to pursue and consummate such a transaction.

Certain provisions of Delaware law and of our charter documents contain provisions that could delay and discourage takeover attempts and any attempts to replace our current management by stockholders.

Certain provisions of our certificate of incorporation and bylaws, and applicable provisions of Delaware corporate law, may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management.  These provisions include:

•	the ability of our board of directors to issue preferred stock with voting or other rights or preferences;

•	the inability of stockholders to act by written consent;

•	a classified board of directors with staggered three-year terms;

•	requirement that special meetings of our stockholders may only be called upon a resolution adopted by an affirmative vote of a majority of our board of directors; and

•
requirements that our stockholders comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.

We are afforded the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless prior board or stockholder approval was obtained.

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.  Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors.  Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock.  Currently, we are subject to contractual restrictions on the payment of dividends under certain of our debt instruments.  Furthermore, we may become subject to additional contractual restrictions or prohibitions on the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize our product candidates;

•	our ongoing and planned preclinical studies and clinical trials;

•	the timing of and our ability to obtain and maintain marketing approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our plans to leverage our Organ Regeneration Platform to discover and develop product candidates;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of any of the warrants for cash, the applicable selling stockholder would pay us the exercise price set forth in the warrants. The cash exercise price of the warrants is $2.88 per share. We expect to use any such proceeds primarily for our working capital and other corporate and operational purposes. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If any of the warrants are exercised on a cashless basis, we would not receive any cash payment from the applicable selling stockholder upon any such exercise of the warrants.

Each selling stockholder will pay any underwriting discounts and commissions and any expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by such selling stockholder in disposing of shares covered by this prospectus.

SELLING STOCKHOLDERS

On March 4, 2011, we issued to the selling stockholders named below an aggregate of 11,079,250 shares of common stock and warrants to purchase an additional 10,460,875 shares of common stock in a private placement. For more information, see “Prospectus Summary—Private Placement” above. This prospectus relates to the possible resale by the selling stockholders of any or all of the shares of common stock issued in the private placement or issuable upon the exercise of warrants issued in the private placement.

Upon the closing of the private placement, Medtronic, Inc. became a beneficial owner of more than 5% of our voting securities.  In connection with the private placement, we entered into a Right of First Refusal and Right of First Negotiation Agreement with Medtronic, Inc. pursuant to which we granted Medtronic a right of first refusal to the license, sale, assignment, transfer or other disposition by us of any material portion of intellectual property (including patents and trade secrets) or other assets related to our Neo-Kidney Augment program (an NKA transaction) until October 31, 2013.  Additionally, from November 1, 2013 through July 1, 2014, Medtronic will have a right of first negotiation with respect to an NKA transaction, with an option to convert that right of first negotiation to a right of first refusal. Dr. Kuntz, who is a member of our Board of Directors, is an executive officer of Medtronic, Inc.  Additionally, funds affiliated with HealthCap Venture Capital, which prior to the offering beneficially owned 14.4% of our voting securities, became the beneficial owner of up to 19.99% of our voting securities which, upon stockholder approval, may be increased to 25.9%.  Dr. Dalsgaard, who is a member of our Board of Directors, is affiliated with HealthCap Venture Capital.  Neither Dr. Kuntz nor Dr. Dalsgaard participated in any discussions or negotiations related to the private placement and Dr. Kuntz did not participate in any discussions or negotiations related to the Right of First Refusal and Right of First Negotiation Agreement.  Except as provided above, the selling stockholders have not had any material relationship with us or our affiliates within the past three years other than for the ownership of the shares of common stock.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering are based on 23,471,249 shares of our common stock outstanding as of April 11, 2011, which includes the outstanding shares of common stock offered by this prospectus and the maximum number of shares of our common stock issuable upon exercise of the warrants in full for cash. The number of shares beneficially owned prior to the offering indicates the number of shares of common stock beneficially owned by each selling shareholder, as of April 11, 2011.

The maximum number of shares to be sold column indicates the total number of shares of our common stock, including the shares of common stock issuable upon exercise of the warrants in full for cash, that each selling stockholder may offer under this prospectus.

The shares beneficially owned after offering numbers assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus, including all of the shares of our common stock issuable upon exercise of the warrants. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long any of the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution”.

	Shares Beneficially Owned Prior to Offering (1)				Shares Beneficially Owned After Offering (2)
Name of Selling Stockholder	Number of Shares	Number of Shares Subject to Warrants	Percent	Maximum Number of Shares and Shares Subject to Warrants to be Sold Pursuant to this Prospectus	Number	Percent
Medtronic, Inc. (3)	2,473,500	1,855,125	17.1%	4,328,625	—	*
HealthCap IV L.P. (1) (4)	2,332,567	1,356,916	14.9%	2,713,832	975,651	4.2%
HealthCap IV Bis L.P. (1) (4)	1,685,465	980,480	10.9%	1,960,960	704,985	3.0%
Deerfield Special Situations Fund International Limited	646,643	646,643	5.4%	1,293,286	—	*
RA Capital Healthcare Fund LP	567,667	567,667	4.7%	1,135,334	—	*
Hartz Capital Investments, LLC (5)	530,039	530,039	4.4%	1,060,078	—	*
Blackwell Partners LLC	492,403	492,403	4.1%	984,806	—	*
Deerfield Special Situations Fund, LP	413,427	413,427	3.5%	826,854	—	*
Biomedical Value Fund, L.P.	369,961	369,961	3.1%	739,922	—	*
Hudson Bay Master Fund Ltd.	353,360	353,360	3.0%	706,720	—	*
Iroquois Master Fund Ltd.	353,360	353,360	3.0%	706,720	—	*
Empery Asset Master, LTD (6)	353,356	353,356	3.0%	706,712	—	*
Ayer Capital Partners Master Fund, L.P.	314,490	314,490	2.6%	628,980	—	*
Kingsbrook Opportunities Master Fund LP	300,000	300,000	2.5%	600,000	—	*
Biomedical Offshore Value Fund, Ltd	293,901	293,901	2.5%	587,802	—	*
RTW Investments LLC	351,680	176,680	2.2%	353,360	175,000	*
HealthCap IV KB (1) (4)	170,183	99,002	1.1%	198,004	71,181	*
Biomedical Institutional Value Fund, L.P.	128,051	128,051	1.1%	256,102	—	*
Dafna Lifescience Select LTD	111,400	111,400	*	222,800	—	*
Class D Series of GEF-PS, L.P.	93,173	93,173	*	186,346	—	*
Lyrical Multi-Manager Fund LP	93,173	93,173	*	186,346	—	*
Parallax Biomedical Fund LP	70,670	70,670	*	141,340	—	*
Dafna Lifescience LTD	53,400	53,400	*	106,800	—	*
Dafna Lifescience Market Neutral LTD	47,300	47,300	*	94,600	—	*
OFCO Club IV (1) (4)	63,778	37,102	*	74,204	26,676	*
Pyramid Partners, L.P.	48,585	48,585	*	97,170	—	*
Robert G. Allison	35,336	35,336	*	70,672	—	*
Edward Hurwitz	30,344	26,500	*	53,000	3,844	*
Epworth – Ayer Capital	28,269	28,269	*	56,538	—	*
Preventive Cardiovascular Nurses Association	22,084	22,084	*	44,168	—	*
WS Investments III, LLC	18,635	18,635	*	37,270	—	*
Alice Ann Corporation	17,668	17,668	*	35,336	—	*
Gary A. Bergren	17,668	17,668	*	35,336	—	*
David & Carole Brown Trustees FBO David & Carole Brown Revocable Trust u/a dtd 10/23/97	17,668	17,668	*	35,336	—	*
Piper Jaffray as Custodian FBO Robert H. Clayburgh IRA	17,668	17,668	*	35,336	—	*
Piper Jaffray as Custodian FBO Bradley A. Erickson IRA	17,668	17,668	*	35,336	—	*
Dennis D. Gonyea	17,668	17,668	*	35,336	—	*
Dorothy J. Hoel	17,668	17,668	*	35,336	—	*
John T. Potter	17,668	17,668	*	35,336	—	*
Dr. Paul and Nancy Seel Joint Account	17,668	17,668	*	35,336	—	*
William H. Baxter Trustee FBO William H. Baxter Revocable Trust u/a dtd 7/3/96	17,668	17,668	*	35,336	—	*
Ayer Capital Partners Kestrel Fund, LP	10,601	10,601	*	21,202	—	*
David J. Morrison	3,106	3,106	*	6,212	—	*

*          Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
Under the terms of the warrants issued in the private placement (other than the warrants issued to HealthCap IV L.P., HealthCap IV Bis L.P., HealthCap IV KB, and OFCO Club IV, collectively, the “HealthCap Funds”), the number of shares of our common stock that may be acquired by the selling stockholders upon any exercise of the warrants is generally limited to the extent necessary to ensure that, following such exercise, the total number of shares of our common stock then beneficially owned by a selling stockholder, together with its affiliates and any other persons or entities whose beneficial ownership, as calculated pursuant to Section 13(d) of the Securities Exchange Act and the applicable regulations of the SEC, would not exceed 4.99% of the total number of shares of our common stock then issued and outstanding.  This limitation may be increased to 9.99% of the total number of shares of our common stock then issued and outstanding upon 60 days written notice from the selling stockholder to the Company.  Unless and until we have obtained the approval of a majority of the holders of our common stock present and entitled to vote at a meeting of our stockholders (the “Stockholder Approval”), the HealthCap Funds not entitled to exercise their warrants (i) if and to the extent we have received written advice from NASDAQ that such exercise would result in a change of control within the meaning of NASDAQ Marketplace Rule 5635(b), as amended from time to time, or (ii) if and to the extent that such exercise would result in the issuance of more than 19.99% of our common stock outstanding.  Solely for purposes of this table, these limitations are disregarded, and the numbers of shares of common stock beneficially owned do not reflect these limitations.

(2)	The selling stockholders may offer and sell all or part of the common stock covered by this prospectus, but no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholders after the completion of this offering.
(3)	Does not include 1,750 shares issuable to Dr. Richard Kuntz, a member of the Company’s Board of Directors, under a stock option that is exercisable within 60 days of April 11, 2011. Dr. Kuntz is employed by Medtronic, Inc. as Senior Vice President and Chief Scientific, Clinical and Regulatory Officer.
(4)	Does not include 2,350 shares issuable to Dr. Carl-Johan Dalsgaard, a member of the Company’s Board of Directors, under a stock option that is exercisable within 60 days of April 11, 2011. Dr. Dalsgaard is a member of HealthCap IV GPSA, L.L.C. ("HCSA"), which is the general partner of HCLP as well as HCBIS. Dr. Dalsgaard is also a member of HealthCap IV GP AB, L.L.C. ("HCAB"), which is the general partner of HCKB. The other members of HCSA and HCAB are Johan Christenson, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner. Odlander, Fredrikson & Co AB, L.L.C. and Odlander Fredrikson SA, L.L.C. are advisors to each of HCSA and HCAB, and Odlander, Fredrikson & Co AB is a member of OFCO. The individuals listed herein may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by HCLP, HCKB, HCBIS and OFCO. Each member disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.
(5)
Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC ("HCI"), has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(6)
Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd ("EAM"), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued to the selling stockholders and issuable upon exercise of the warrants issued to the selling stockholders to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock and warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock.  We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of Common Stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.  The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	sales by broker-dealers of a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.  Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of Common Stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law.

The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.  Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholder and any other participating person.  To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.  We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

Ballard Spahr LLP, Philadelphia, PA has given its opinion to us as to certain legal matters relating to the validity of the shares of our common stock to be offered by this prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements  included in our Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The financial statements of Tengion, Inc. for the year ended December 31, 2008 and the period from July 10, 2003 (inception) through December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have entered into an agreement with KPMG LLP (“KPMG”), our former independent registered public accounting firm, pursuant to which we have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that may arise as a result of the inclusion of its report on the financial statements of Tengion, Inc. in this registration statement. This agreement also provides that KPMG shall not be indemnified, and shall refund to us, any amounts paid to KPMG pursuant to the indemnification provisions thereof in the event there is court adjudication that KPMG is guilty of professional malpractice, or in the event that KPMG becomes liable for any part of the plaintiff’s damages by virtue of settlement.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov. We maintain a website at www.tengion.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010;

•	Current Reports on Form 8-K filed on March 1, 2011 and March 16, 2011;

•
The description of the Registrant’s Common Stock contained in the Registrant’s registration statement on Form 8-A filed with the Commission on April 9, 2010 under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and

•
All filings we make with the SEC pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to the effectiveness of the registration statement (excluding any portion of such documents which are furnished and not filed with the SEC).

You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statement, and amendments, if any, to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s website or our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained in our website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus or the related registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the written information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no cost by telephoning or writing us at the following address:

Investor Relations
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403
(267) 960-4900

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, payable by us in connection with the offering of common stock being registered. All amounts are estimates except the registration fee.

Amount to Be Paid
SEC registration fee	$6,477
Legal fees and expenses	15,000
Accounting fees and expenses	15,000
Printing and miscellaneous	2,523
Total	$39,000

Item 15.  Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our amended and restated certificate of incorporation and bylaws include provisions that indemnify our directors and officers for actions taken in such capacity, if the actions were taken in good faith and in a manner reasonably believed to be in our best interests and, in a criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. A director or officer who is successful in defending a claim will be indemnified for all expenses incurred in connection with his or her defense. We have entered into indemnification agreements with our officers and directors that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was or at any time becomes a director, an officer or an employee of Tengion or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain directors and officers insurance providing indemnification for certain of our directors, officers, affiliates, partners and employees for certain liabilities.

Item 16.                      Exhibits

Exhibit No.	Description
3.1
Fourth Amended and Restated Certificate of Incorporation of Tengion, Inc. (Incorporated by reference to Exhibit 3.1 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

3.2
Amended and Restated Bylaws of Tengion, Inc. (Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

4.1
Form of Tengion, Inc.’s Common Stock Certificate.  (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

4.2
Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of September 24, 2007.  (Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed on December 23, 2009 (Registration No. 333-164011)).

4.3
Amendment No. 1 to Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of October 15, 2008.  (Incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-1 filed on December 23, 2009 (Registration No. 333-164011)).

4.4
Registration Rights Agreement by and among the investors party thereto and Tengion, Inc., dated as of March 4, 2011.  (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on March 16, 2011).

4.5	Form of Warrant to Purchase Common Stock, dated as of March 4, 2011. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on March 1, 2011).
5.1	Opinion of Ballard Spahr LLP. (Previously Filed).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm. (Filed herewith).
23.2	Consent of KPMG LLP, independent registered public accounting firm. (Filed herewith).
23.3	Consent of Ballard Spahr LLP (included in Exhibit 5.1) (Previously Filed).
24.1	Power of Attorney (included on signature page). (Previously Filed).

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the Registrant is relying on Rule 430B:

(a)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant hereby undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of East Norriton, state of Pennsylvania, this 5th day of May, 2011.

TENGION, INC.

By:	/s/ Steven Nichtberger
Steven Nichtberger, MD
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No.1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Steven Nichtberger Steven Nichtberger, MD	President and Chief Executive Officer, Director (Principal Executive Officer)	May 5, 2011
/s/ A. Brian Davis A. Brian Davis	Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)	May 5, 2011
* David I. Scheer	Chairman of the Board of Directors	May 5, 2011
* Carl-Johan Dalsgaard, MD, PhD	Director	May 5, 2011
* Brenda D. Gavin, DVM	Director	May 5, 2011
* Gary J. Kurtzman, MD	Director	May 5, 2011
* Richard Kuntz, MD	Director	May 5, 2011
* Lorin J. Randall	Director	May 5, 2011
By: /s/ Steven Nichtberger, MD As Attorney-in-Fact		May 5, 2011

INDEX TO EXHIBITS

Exhibit No.	Description
3.1
Fourth Amended and Restated Certificate of Incorporation of Tengion, Inc. (Incorporated by reference to Exhibit 3.1 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

3.2
Amended and Restated Bylaws of Tengion, Inc. (Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

4.1
Form of Tengion, Inc.’s Common Stock Certificate.  (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to our Registration Statement on Form S-1 filed on March 17, 2010 (Registration No. 333-164011)).

4.2
Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of September 24, 2007.  (Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-1 filed on December 23, 2009 (Registration No. 333-164011)).

4.3
Amendment No. 1 to Second Amended and Restated Investor Rights Agreement by and among the investors listed therein and Tengion, Inc., dated as of October 15, 2008.  (Incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-1 filed on December 23, 2009 (Registration No. 333-164011)).

4.4
Registration Rights Agreement by and among the investors party thereto and Tengion, Inc., dated as of March 4, 2011.  (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on March 16, 2011).

4.5	Form of Warrant to Purchase Common Stock, dated as of March 4, 2011. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on March 1, 2011).
5.1	Opinion of Ballard Spahr LLP. (Previously Filed).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm. (Filed herewith).
23.2	Consent of KPMG LLP, independent registered public accounting firm. (Filed herewith).
23.3	Consent of Ballard Spahr LLP (included in Exhibit 5.1) (Previously Filed).
24.1	Power of Attorney (included on signature page). (Previously Filed).